UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Registration File # 000-30194

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   December 31, 2006 – Audited Financial Statements  and Certification

BYRON GLOBAL CORP. (Formerly BYRON RESOURCES INC.)

2907 – 2045 Lakeshore Blvd. W., TORONTO, ONTARIO, CANADA M8V 2Z6

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F []     Registration File No: 000-30194

Indicate by check mark whether the registrant by furnishing the information in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.   Yes [X] No []

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-1918.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BYRON GLOBAL CORP.

(Registrant)

Date: April 27, 2007

By: Ross McGroarty (signed)

Ross McGroarty, Chairman, ASO

Larry O'Donnell, CPA, P.C.

2228 South Fraser Street

Unit 1

Aurora, Colorado    80014

Telephone (303)745-4545

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Byron Global Corp. Toronto, Ontario

I have audited the accompanying balance sheets of Byron Global Corp. as of December 31, 2006 and 2005, and the related statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with standards of the Public Company Accounting Oversight Board (United States).  Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Byron Global Corp., as of December 31, 2006 and 2005, and the results of its operations and cash flows for the years ended December 31, 2006, 2005 and 2004 and the period from commencement of the development state, January 1. 2002, to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Larry O’Donnell, CPA, P.C.

April 24, 2007

FINANCIAL STATEMENTS OF

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

(A Development Stage Company)

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL INC.

(formerly Byron Resources Inc.)

(A Development Stage Company)

BALANCE SHEETS AS AT DECEMBER 31, 2006 AND 2005

(Stated in Cdn. Dollars)

	2006	2005
ASSETS
CURRENT ASSETS
Cash	$4,063	$759
Accounts receivable	1,085	742
Marketable securities (Note 3)	1,137	872
	6,285	2,373
CAPITAL ASSETS (Note 4)	877	1,207
	$7,162	$3,850
LIABILITIES
CURRENT LIABILITIES
Accounts payable and accrued liabilities	$23,247	$25,651
Notes payable (Note 5)	230,720	213,740
Due to shareholder (Note 6)	260,683	168,703
	514,650	408,094
DEFICIT LESS CAPITAL STOCK
DEFICIT
Deficit accumulated prior to development stage	(13,801,947)	(13,801,947)
Accumulated during the development stage	(1,807,965)	(1,704,727)
Accumulated other comprehensive income	(10,263)	(10,527)
	(15,620,175)	(15,517,201)
CAPITAL STOCK (Note 7)	15,112,687	15,112,687
	(507,488)	(404,514)
	$7,162	$3,580

NATURE AND CONTINUANCE OF OPERATIONS (Note 1)

CONTINGENT LIABILITY (Note 8)

SIGNED ON BEHALF OF THE BOARD

      David L Hynes (signed)

)

  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

DIRECTORS

      Ross McGroarty (signed)

)

 .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .  .

)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

AND JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
	Year ended	Year ended	Year ended	Stage) to
	December 31,	December 31,	December 31,	December 31,
	2006	2005	2004	2006
EXPENSES
Administration and general	$38,739	$25,266	$32,878	$266,685
Amortization of capital assets	330	461	644	3,540
Consulting fees	-	-	-	155,837
Foreign exchange loss (gain)	314	(7,909)	(21,952)	(172,752)
Interest - notes and shareholder loans payable	33,217	32,701	31,464	274,383
Legal fees	30,638	6,950	41,541	148,461
	103,238	57,469	84,575	676,154
OPERATING LOSS	103,238	57,469	84,575	676,154
REALIZED LOSS ON DECLINE OF
MARKETABLE SECURITY	-	-	24,449	24,449
LOSS ON SALE OF
MARKETABLE SECURITY		122,602	-	122,602
WRITE OFF OF RELATED COMPANY	-	-	-	984,760
NET LOSS FOR THE YEAR	$103,238	$180,071	$109,024	$1,807,965
NET LOSS PER SHARE (Note 11)	$(0.03)	$(0.06)	$(0.04)
WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING (Note 11)	3,089,998	3,089,998	3,089,998

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit	Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, JANUARY 1, 2002	42,169,302	$13,728,739	$(13,801,947)	$ -	$ -	$(73,208)
Other comprehensive income,
as restated (Note 3)	-	-	-	-	(43,158)	(43,158)
Net loss for the year	-	-	-	(1,258,583)	-	(1,258,583)
BALANCE, DECEMBER 31, 2002,
as restated	42,169,302	13,728,739	(13,801,947)	(1,258,583)	(43,158)	(1,374,949)
Share consolidation (Note 7(c))	(41,868,106)	-	-	-	-	-
Conversion of notes payable (Note7 (d))	26,848,860	1,233,948	-	-	-	1,233,948
Issued in exchange for services (Note 9)	3,750,000	150,000	-	-	-	150,000
Other comprehensive income	-	-	-	-	142,113	142,113
Net loss for the year	-	-	-	(157,049)	-	(157,049)
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENT OF STOCKHOLDERS' EQUITY

PERIOD FROM JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

			Deficit
			Accumulated	Accumulated	Accumulated
	Number of		Prior to	During the	Other
	Common		Development	Development	Comprehensive	Stockholders'
	Shares	Amount	Stage	Stage	Income	Equity
BALANCE, DECEMBER 31, 2003	30,900,056	$15,112,687	$(13,801,947)	$(1,415,632)	$98,955	$(5,937)
Share consolidation (Note 7(f))	(27,810,058)	-	-	-	-	-
Extraordinary dividend (Note 12)	-	-	-	$Nil	-	-
Other comprehensive loss	-	-	-	-	(109,086)	(109,086)
Net loss for the year	-	-	-	(109,024)	-	(109,024)
BALANCE, DECEMBER 31, 2004	3,089,998	$15,112,687	$(13,801,947)	$(1,524,656)	$(10,131)	$(224,047)
Other comprehensive loss	-	-	-	-	(396)	(396)
Net loss for the year	-	-	-	(180,071)	-	(180,071)
BALANCE, DECEMBER 31, 2005	3,089,998	$15,112,687	$(13,801,947)	$(1,704,727)	$(10,527)	$(404,514)
Other comprehensive loss	-	-	-	-	264	264
Net loss for the year	-	-	-	(103,238)	-	(103,238)
BALANCE, DECEMBER 31, 2006	3,089,998	$15,112,687	$(13,801,947)	$(1,807,965)	$(10,263)	$(507,488)

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003 AND

JANUARY 1, 2002 (DATE OF COMMENCEMENT OF DEVELOPMENT STAGE)

TO DECEMBER 31, 2006

(Stated in Cdn. Dollars)

				January 1,
				2002 (Date of
				Commencement
				of Development
Year ended		Year ended	Year ended	Stage) to
December 31,		December 31,	December 31,	December 31,
	2006	2005	2004	2006
CASH FROM OPERATIONS
Net loss for the year	$(103,238)	$(180,071)	$(109,024)	$(1,807,965)
Items not involving cash -
Amortization	330	461	645	3,541
Unrealized foreign exchange loss (gain)	314	(7,909)	(21,670)	(189,308)
Write down of advances to a related company	-	-	-	984,760
Realized loss on marketable securities	-	-	24,449	24,449
Loss on sale of marketable securities	-	122,602	-	122,602
Consulting fee paid in common shares	-	-	-	150,000
	(102,594)	(64,917)	(105,600)	(711,921)
Change in -
Accounts receivable	(343)	(171)	11,320	6,118
Accounts payable and accrued liabilities	(2,404)	(60)	1,685	7,065
Notes payable	16,980	21,164	23,953	312,879
	(88,361)	(43,984)	(68,642)	(385,859)
FINANCING ACTIVITY
Advances by shareholder	91,665	38,534	71,449	185,683
INVESTING ACTIVITIES
Purchase of marketable securities	-	-	-	(257,276)
Purchase of capital assets	-	-	-	(4,417)
Advances to related company	-	-	-	(171,420)
	-	-	-	(433,113)
NET CHANGE IN CASH DURING THE YEAR	3,304	(5,450)	2,807	(633,289)
CASH - BEGINNING OF YEAR	759	6,209	3,402	637,352
CASH - END OF YEAR	$4,063	$759	$6,209	$4,063

The accompanying notes are an integral part of these financial statements.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

1.

NATURE AND CONTINUANCE OF OPERATIONS

The Company's shares are listed on the over-the-counter Bulletin Board in the United States of America.  The Company effectively ceased its prior business on December 31, 2001 and has been investigating new business ventures since January 1, 2002.

The Company has no business operations or sources of revenue.  These financial statements have been prepared on a going concern basis.  As at December 31, 2006, the Company has a working capital deficiency of $508,365 and has an accumulated deficit of $15,620,175 since inception.  Management is seeking business ventures which, when identified, will require financing.  The Company's ability to continue as a going concern is dependent upon its ability to identify viable business ventures and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they become due.

On April 15, 2003, the Company changed its name from Bioforest Pacific Inc. to Byron Resources Inc.

On June 25, 2004, the Company changed its name from Byron Resources Inc. to Byron Global Corp.

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with general accounting principles accepted in the United States of America.  Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involved the use of estimates, which have been made using careful judgment.  Actual results may differ from these estimates.

The financial statements, in management's opinion, have been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a)

Development Stage Company

The Company is a development stage company as defined in Statement of Financial Accounting Standards No. 7.  For the purpose of providing cumulative amounts for the statements of operations and cash flows, these amounts consider only the income and losses for the period from January 1, 2002 to December 31, 2005, the period in which the Company has undertaken a new development stage activity.

(b)

Marketable Securities

The Company classifies its marketable securities as "available for sale" and carries them in the financial statements at fair value.  Realized gains and losses are reported in earnings of the period while unrealized holding gains and losses are excluded from income and reported as a component of stockholders' equity.

(c)

Capital Assets

Capital assets are amortized on the diminishing balance method at the following rates per annum:

Computer equipment

-

30%

Office equipment

-

20%

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)

Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars, the Company's functional and reporting currency, by the use of the exchange rate in effect at the date of the transaction, in accordance with Statement of Financial Accounting Standards No. 52, "Foreign Currency Translation".  At each balance sheet date, recorded balances that are denominated in a currency other than Canadian dollars are adjusted to reflect the current exchange rate.

(e)

Income Taxes

The Company uses the liability method of accounting for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" ("FAS 109").  Under the assets and liability method of FAS 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of existing assets and liabilities and loss carryforwards and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

(f)

Basic Earnings or Loss Per Share

The Company reports basic earnings or loss per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share".  Basic earnings or loss per share is computed using the weighted average number of shares outstanding during the year.

(g)

Fair Value of Financial Instruments

The carrying values of the Company's financial instruments, consisting of cash, accounts receivable, accounts payable and accrued liabilities, notes payable and amounts due to shareholder approximate their fair values due to the short-term maturity of such instruments.  Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, or credit risks arising from these financial instruments.

(h)

Comprehensive Income

The Company has adopted Statement of Financial Accounting Standards No. 130 "Reporting Comprehensive Income".  Comprehensive income is comprised of net earnings (loss) adjusted for unrealized gain on available-for-sale marketable securities.

(i)

Investment Valuation

The Company carries its investments at fair value, as determined in good faith by the Board of Directors.  Securities that are publicly traded are valued at the closing price on the valuation date.  Debt and equity securities which are not publicly traded are valued at fair value as determined in good faith by the Board of Directors.  In making such determination, the Board of Directors values non-convertible debt securities at cost plus original issue discount plus payment-in-kind (“PIK”) interest, if any, unless adverse factors lead to a determination of lesser valuation.  Due to the uncertainty inherent in the valuation process, such estimates of fair value may differ significantly from the values that would have resulted had a readily available market for the securities existed, and the differences could be material.  Additionally, changes in the market environment and other events that may occur over the life of the investments may cause gains or losses ultimately realized on these investments to be different than the valuation currently assigned.  Additionally, events and changes in circumstances may indicate that a decline in an investment is other than temporary.  If that occurs, a loss is realized.  A new cost basis is established at that time.  Subsequent increases or decreases in the fair value of the securities which are not deemed to be other than temporary are recognized as unrealized gains or losses.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

3.

MARKETABLE SECURITIES

The marketable securities consist of common shares of Bio-America Inc. (2006 – 15,000 shares; fair market value of $1,137) (2005 -15,000 shares; fair market value of $872) and have been classified as available for sale.  Amounts presented for the periods prior to December 31, 2002 have been restated by an amount of $43,158 to reflect the unrealized loss on these investments in order to comply with the Company's accounting policy described in Note 2.

4.

CAPITAL ASSETS

		2006		2005
		Accumulated
	Cost	Amortization	Net	Net
Computer equipment	$3,640	$3,018	$622	$889
Office equipment	778	523	255	318
	$4,418	$3,541	$877	$1,207

5.

NOTES PAYABLE

	2006	2005
8% convertible unsecured debenture in the amount of U.S
$197,975 (2005 - U.S. $183,310), repayable on demand with no set repayment terms. On August 15, 2005, US$82,500 was repaid by transferring that value of marketable securities to the holder.
The debenture plus accrued interest can be converted, at the option of the holder, into common shares of the Company at the highest of (i) 75% of the average closing bid price for the
preceding five trading days, and (ii) 110% of the closing bid price.
	$230,720	$213,740

6.

DUE TO SHAREHOLDER

	2006	2005
8% promissory notes from a shareholder repayable on
on demand with no set terms of repayment.	$223,694	148,296
Accrued interest	36,989	20,407
	$260,683	$168,703

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

7.

CAPITAL STOCK

(a)

Authorized -

Unlimited number of common shares

(b)

Issued -

	Shares	Amount
Balance - December 31, 2001 and 2002	42,169,302	$13,728,739
Consolidation (Note 7(c))	(41,868,106)	-
	301,196	13,728,739
Conversion of notes payable (Note 7(d))	26,848,860	1,233,948
Issued in exchange for management services (Note 9)	3,750,000	150,000
Balance - December 31, 2003	30,900,056	15,112,687
Consolidation (Note 7(f))	(27,810,058)	-
Balance - December 31, 2004, 2005 and 2006	3,089,998	$15,112,687

(c)

On April 15, 2003 the Company filed Articles of Amendment to consolidate the issued common shares on the basis of one new common share for 140 old common shares.

(d)

On May 9, 2003 the Company issued 26,848,860 common shares pursuant to the conversion privileges of debentures having a combined value of U.S. $886,012 (Cdn. $1,233,948).

 (e)

On June 26, 2003, the shareholders of the Company approved a stock option plan (the "Plan") under which the directors of the Company may grant options to acquire shares to qualified directors, officers, employees.  The maximum number of common shares which can be issued pursuant to options granted under this Plan cannot exceed 15% of the number issued and outstanding common shares of the Company.  The options are exercisable at not less than the market price of the common shares at the time they are granted.  Options vest immediately upon issuance.  The number of common shares reserved for issuance to any one person upon the exercise of options may not exceed 5% of the issued and outstanding common shares at the date of such grant.  No options were granted pursuant to this Plan during the year.

(f)  On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares.

 8.

CONTINGENT LIABILITY

(a)The Company has been named defendant in a lawsuit by Beach Tree Trust of Nassau, Bahamas, a company related to a former director, for $1,135,254 and 594,999 shares of the Company arising from alleged unpaid amounts with respect to the Company's former Venezuela operations.  In the opinion of management the Company will be successful in defending this action.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred.

BYRON GLOBAL CORP.

(formerly Byron Resources Inc.)

(A Development Stage Company)

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(Stated in Cdn. Dollars)

8.

CONTINGENT LIABILITY (continued)

(b)The Company had been named defendant in a lawsuit by Ontex Resources Limited for alleged rent in arrears.  Accordingly, no liability has been recorded in the financial statements.  Any loss which might occur as a result of this action would be charged against earnings in the year incurred. On March 8, 2006, Ontex Resources obtained judgment on its claim for $15,911 consisting of rent in arrears of $13,911 and interest costs of $2,000. These amounts were paid and included in Administrative and general expenses in 2006.

9.

RELATED PARTY TRANSACTIONS

During the year, the Company incurred consulting fees to a director and officer in the amount of $Nil (2005 - $Nil; 2004 -$Nil).  These transactions were measured at the exchange amount, which is the amount agreed upon by the transacting parties.

10.

INCOME TAXES

The Company has a total of approximately $119,000 of various classes of resource deductions available for carryforward to apply against taxable income of future taxation years and non-capital losses of approximately $2,661,000 that expire over the years to 2016.  The Company also has capital losses of approximately $8,261,000.

11.

PER SHARE DATA

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders the consolidation of the issued common shares on the basis of one new common share for ten old common shares. The share and per share figures for prior periods have been restated to reflect this change.

12.

EXTRAORDINARY DIVIDEND

On June 1, 2004, the Company incorporated a wholly-owned subsidiary Int’l Resources Inc. (A Delaware Corporation).

On June 25, 2004, the Company approved at the Annual General and Special Meeting of Shareholders an extraordinary dividend of all the Company’s common shares of Int’l Resources Inc. to its shareholders on the basis on one share of Int’l Resources Inc. for every one share of Byron Global Corp. as of the record date of July 6, 2004. The net assets of Int’l Resources Inc. at the time of distribution were $Nil and accordingly that amount has been recorded in the accounts as the value of the extraordinary dividend.

The directors believes this “spin-off” will enable management of each company to focus on each respective business, allow the ability to grant stock option incentives to employees linked solely to each respective company, and enhance access to financing.

13.

CASH FLOW INFORMATION

Non-Cash Transaction	2006	2005	2004
Repayment of note payable (US$82,500) using marketable securities as consideration	$-	$ 98,959	$ -

14.      WRITE OFF OF RELATED COMPANY

During the year ended December 31, 2002, the Company determined that advances to a related company, Bioforest Holdings (Fiji) Ltd., a subsidiary of Bioforest Investments Inc. were uncollectible.  The advances totaling $984,760 were written off in that period.

BYRON GLOBAL CORP.

             (formerly Byron Resources Inc.)

              (A Development Stage Company)

       NOTES TO FINANCIAL STATEMENTS

           YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

            (Stated in Cdn. Dollars)

15.

  COMPARATIVE FIGURES

 Comparative figures have been reclassified to conform to the current period presentation.

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

2907– 2045 Lakeshore Blvd. W.,

Toronto ON, Canada M8V 2Z6

Tel: 416 594 0528    Fax: 416 594 6811

E-mail: byronres @ sympatico.ca

Commission File No.82-1918 Section 12g 3-2(b)

Registration File No.000-30194

CERTIFICATION of DISCLOSURE - December 31, 2006

I, Ross McGroarty, certify that:

1. I have reviewed the Audited Report on Form 6-K of BYRON GLOBAL CORP. (Formerly Byron Resources Inc.) “the registrant”) for period ending December 31, 2006 pursuant to Section 302 (a) of the Sarbanes-Oxley Act of 2002.

2. Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3. Based on my knowledge, the financial statements, and other financial information included in the report, fairly represent in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in the report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant is made known to us by others, particularly during the period in which the quarterly report is being prepared:

b) evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to filing date of this quarterly report (the “Evaluation Date”); and

c) presented in the quarterly report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors:

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6. The registrant’s other certifying officers and I have indicated when necessary, in the quarterly report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

DATE: April 27, 2007

/s/ “Ross McGroarty”

/s/ “David L. Hynes”

      Chairman / Secretary

       President

BYRON GLOBAL CORP.

(Formerly Byron Resources Inc.)

2907- 2045 Lakeshore Blvd. W.,
Toronto ON, Canada M8V 2Z6
Tel: 416 594 0528 Fax: 416 594 581 1
E-mail: byronres @ sympatico.ca

Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

We, Ross McGroarty, Chairman of the Board and Secretary and David L. Hynes, President and CEO, of Byron Global Corp. (the "Company"), certify that:

1.

the audited Report on Form. 6-K of the Company for the period ended December 31, 2006 as filed with the Securities and Exchange Commission on April 27, 2007 (the "Report" fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2.

the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

April 27, 2007

/s/ "Ross McGroarty"	/s/ "David L. Hynes"
Ross McGroarty	David L. Hynes
Chairman of the Board and Secretary	President, CEO